January 6, 2011

Mr. Michael Pacult
Chief Executive Officer
Bromwell Financial Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

      Re: Bromwell Financial Fund, Limited Partnership
              Form 10-K for the year ended December 31, 2009
              Filed on March 31, 2010
              Form 10-Q for the period ended March 31, 2010
              Filed on May 20, 2010
              File No. 333-85755

Dear Mr. Michael Pacult:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Cicely LaMothe
      Branch Chief